UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 7, 2013



United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	**001-34257**	**45-2302834**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52407**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 7, 2013, we issued a press release announcing our financial results for the quarter ended March 31, 2013. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

(a) None.

(b) None.

(c) None.

(d) Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1   Press Release, dated May 7, 2013, announcing our financial results for the quarter ended March 31, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

Dated: May 7, 2013   /s/ Randy A. Ramlo
                                          Randy A. Ramlo, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release, dated May 7, 2013, announcing our financial results for the quarter ended March 31, 2013.

Exhibit 99.1



UNITED FIRE GROUP, INC.
CEDAR RAPIDS, IOWA

United Fire Group, Inc. Reports First Quarter 2013 Results

CEDAR RAPIDS, Iowa - (GLOBE NEWSWIRE) - United Fire Group, Inc. (NASDAQ OMX: UFCS), May 7, 2013 - FOR IMMEDIATE RELEASE

Consolidated Financial Results - Highlights:

Quarter Ended March 31, 2013

Operating Income[1] per diluted share	$	0.84
Net Income per diluted share	$	0.88
Net Realized Investment Gain per share[2]	$	0.04
Catastrophe losses per share[2]	$	0.12
Book Value per share	$	30.01
Combined Ratio		90.3%
Return on Equity		12.0%

United Fire Group, Inc. (the "Company") (NASDAQ OMX: UFCS) today reported consolidated operating income[1] of $0.84 per diluted share for the first quarter of 2013 compared to operating income[1] of $0.68 per diluted share for the first quarter of 2012.

The Company reported consolidated net income, including realized investment gains and losses, of $22.4 million ($0.88 per share) for the quarter ended March 31, 2013, compared to net income of $19.2 million ($0.75 per share) for the same period in 2012.

"We are happy to report another solid quarter," commented Randy Ramlo, President and Chief Executive Officer. "We continue to seek and receive rate increases in most lines of business, policy retention remains strong and within our comfort range, and we are seeing a fair amount of new business opportunities. The market as a whole continues to firm due to weather-related losses in the past few years and the continuing low investment rate environment," continued Ramlo. "We believe these current economic and market trends will continue throughout 2013."

Consolidated net investment income was $26.5 million for the three-month period ended March 31, 2013, a decrease of 9.2 percent for the quarter, compared to net investment income of $29.1 million for the same period in 2012.

The Company recognized consolidated net realized investment gains of $1.9 million in the three-month period ended March 31, 2013, compared to consolidated net realized investment gains of $2.8 million for the same period in 2012.

_____

(1) Operating income (loss) is a commonly used Non-GAAP financial measure of net income (loss) excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. Management evaluates this measure and ratios derived from this measure because we believe it better represents the normal, ongoing performance of our business. See *Supplemental Tables Financial Highlights* for a reconciliation of operating income to net income.
(2) Per share amounts are after tax.

Consolidated net unrealized investment gains, net of tax, totaled $152.7 million as of March 31, 2013, an increase of $8.6 million or 6.0 percent from December 31, 2012. The increase in unrealized gains was driven by an increase in the fair value of the equity portfolios, partially offset by a decrease in the fixed maturity portfolios.

"We continue to see signs of improvement in the investment environment as evidenced by our equity portfolios," stated Ramlo. "Our equity portfolio return was 11.4 percent for the quarter (the S&P 500 return was 10.6 percent for the quarter). However, equities are only approximately 6 percent of our total investment portfolio. Our fixed maturity securities portfolios remain under pressure due to the prolonged low investment rate environment and we don't anticipate a change in this environment in the near future. The effective duration of our fixed maturity securities portfolios is 4.3 years compared to 4.0 years at December 31, 2012."

Total consolidated assets as of March 31, 2013 were $3.7 billion, which included $3.1 billion of invested assets. The Company's book value was $30.01 per share, which is an increase of $1.11 per share or 3.8 percent from December 31, 2012 and is primarily attributed to net income of $22.4 million, unrealized investment appreciation of $8.6 million, net of tax, less the payment of stockholder dividends of $3.8 million. The annualized return on equity was 12.0 percent.

P&C Segment

Net income for the property and casualty insurance segment, including realized investment gains and losses, totaled $20.7 million ($0.82 per diluted share) for the first quarter of 2013, compared to net income of $16.6 million ($0.65 per diluted share) for the first quarter of 2012.

Net premiums earned increased 10.9 percent to $162.7 million for the first quarter of 2013 compared to $146.8 million in the same period in 2012.

"Commercial lines renewal pricing increased in most regions with average increases in the mid-single digits on most small and mid-market accounts and double-digits on under-performing accounts. Our personal lines renewal pricing environment has seen consistent mid-single digit increases in homeowners lines of business. In our personal auto lines," stated Ramlo, "we have implemented additional predictive analytics, which we anticipate will improve the long-term profitability in this line of business. Premium from policy changes and premium audits continue their positive trends, although both are down slightly from the prior quarter," continued Ramlo.

Catastrophe losses totaled $4.5 million ($0.12 per share after tax) for the three-month period ended March 31, 2013, compared to $14.1 million ($0.36 per share after tax) for the same period in 2012.

"Catastrophe losses for the quarter accounted for 2.8 percentage points of the combined ratio," stated Ramlo. "Over the last decade or so, our first quarter catastrophes averaged about 2.9 percentage points. First quarter 2012 included the losses associated with the Branson, Missouri EF5 tornado and therefore, was well beyond the norm."

The property and casualty insurance segment experienced $23.7 million of favorable development in our net reserves for prior accident years during the three-month period ended March 31, 2013. These results are consistent with results from first quarter 2012. Development amounts can vary significantly from quarter-to-quarter and year-to-year depending on a number of factors, including the number of claims settled and the settlement terms, and are subject to reallocation between accident years and lines of business. In first quarter 2013, our total reserves remained relatively flat and within our preferred actuarial estimates.

The GAAP combined ratio decreased 3.5 percentage points to 90.3 percent for the three-month period ended March 31, 2013, compared to 93.8 percent for the same period of 2012.

Expense Levels

The expense ratio of 33.7 percentage points for the quarter ended March 31, 2013 improved 0.6 percentage points as compared to the same period in 2012.

"While we anticipate our expense ratio will decrease somewhat by the end of the year, an increase in our accrual for contingent commissions, increases in deferred commissions and an increase in retirement benefits have resulted in just a slight improvement in the expense ratio for the quarter," stated Ramlo. "We continue to actively and persistently monitor this metric."

Life Segment

Net income for the life insurance segment totaled $1.7 million ($0.07 per share) in the three-month period ended March 31, 2013, compared to $2.5 million ($0.10 per share) for the same period of 2012.

Net premiums earned decreased 4.3 percent in the three-month period ended March 31, 2013, compared to the same period of 2012, primarily due to decreased sales of annuity with life contingency products.

Net investment income decreased 13.7 percent for the three-month period ended March 31, 2013, compared to the same period of 2012 due to the continued low interest rate environment.

Loss and loss settlement expenses increased $1.2 million in the three-month period ended March 31, 2013, compared to the same period of 2012 due to increased policy claims.

The liability for future policy benefits decreased in the quarter ended March 31, 2013, compared to the same period of 2012, due to the increase in net withdrawals of annuity products.

Deferred annuity deposits decreased 51.7 percent for the three-month period ended March 31, 2013, compared with the same period of 2012 because of reduced guaranteed interest rates on these products.

"We believe it has been prudent to lower the credited rate offered during the low investment return environment, thus affecting current deposits," stated Ramlo. "Sales of single premium deferred annuities have decreased in regard to overall portfolio production due to strong sales of traditional life products."

Net cash outflow related to the Company's annuity business was $25.9 million in the three-month period ended March 31, 2013, compared to a net cash outflow of $0.3 million in the same period of 2012. This result is attributed to the activity described previously.

Capital Management

During the first quarter of 2013, we declared and paid a $0.15 per share dividend to shareholders of record on March 1, 2013. We have paid a quarterly dividend every quarter since March 1968.

Under our share repurchase program, we may purchase United Fire common stock from time to time on the open market or through privately negotiated transactions. The amount and timing of any purchases will be at management's discretion and will depend upon a number of factors, including the share price, general economic and market conditions, and corporate and regulatory requirements. We are authorized by the Board of Directors to purchase an additional 1,129,720 shares of common stock under our share repurchase program, which expires in August 2014. During first quarter 2013, no additional shares were repurchased under the program due to management's belief that the best use of excess capital at this time is further expansion of profitable growth opportunities.

Earnings Call Access Information

An earnings call will be held at 9:00 am central daylight time on May 7, 2013 to allow securities analysts, stockholders and other interested parties the opportunity to hear management discuss the Company's 2013 first quarter results and its expectations for 2013.

<u>Teleconference</u>: Dial-in information for the call is toll-free 1-877-407-8291. The event will be archived and available for digital replay through May 21, 2013. The replay access information is toll-free 1-877-660-6853; conference ID no. 411474.

<u>Webcast</u>: An audio webcast of the teleconference can be accessed at the Company's investor relations page at http://ir.unitedfiregroup.com/events.cfm. The archived audio webcast will be available until May 21, 2013.

<u>Transcript:</u> A transcript of the teleconference will be available on the Company's website soon after the completion of the teleconference.

About United Fire Group, Inc.

Founded in 1946 as United Fire & Casualty Company, United Fire Group, Inc., through its insurance company subsidiaries, is engaged in the business of writing property and casualty insurance and life insurance and selling annuities.

Through our subsidiaries, we are licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and we are represented by approximately 1,200 independent agencies. The United Fire pooled group is rated "A" (Excellent) by A.M. Best Company.

Our subsidiary, United Life Insurance Company, is licensed in 36 states, represented by more than 900 independent life agencies and rated an "A-" (Excellent) by A.M. Best Company.

For more information about United Fire Group, Inc. visit www.unitedfiregroup.com. or contact:

Anita Novak, Director of Investor Relations, 319-399-5251 or alnovak@unitedfiregroup.com

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intends(s)," "plan(s)," "believe(s)" "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item IA "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 4, 2013. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

Supplemental Tables

Financial Highlights

(In Thousands Except Shares and Per Share Data)		Three Months Ended March 31,		
		2013	2012	Change %
Revenue Highlights				
Net premiums earned	$	**176,817**	$ 161,503	9.5 %
Net investment income		**26,464**	29,146	(9.2)%
Total revenues		**205,305**	193,699	6.0 %
Income Statement Data				
Operating income		**21,152**	17,368	21.8 %
After-tax net realized investment gains		**1,241**	1,816	(31.7)%
Net income	$	**22,393**	$ 19,184	16.7 %
Diluted Earnings Per Share Data				
Operating income	$	**0.84**	$ 0.68	23.5 %
After-tax net realized investment gains		**0.04**	0.07	(42.9)%
Net income	$	**0.88**	$ 0.75	17.3 %
Catastrophe Data				
Pre-tax catastrophe losses	$	**4,511**	$ 14,098	(68.0)%
Effect on after-tax earnings per share		**0.12**	0.36	(66.7)%
Effect on combined ratio		**2.8%**	9.6%	(70.8)%
Combined ratio		**90.3%**	93.8%	(3.7)%
Return on equity		**12.0%**	10.8%	11.1 %
Cash dividends declared per share	$	**0.15**	$ 0.15	— %
Diluted weighted average shares outstanding		**25,340,669**	25,572,541	(0.9)%

Consolidated Income Statement

		Three Months Ended March 31,		
(In Thousands)		**2013**		2012
Revenues				
Net premiums written[1]	$	**191,233**	$	179,380
Net premiums earned	$	**176,817**	$	161,503
Investment income, net of investment expenses		**26,464**		29,146
Net realized investment gains		**1,909**		2,794
Other income		**115**		256
Total Revenues	$	**205,305**	$	193,699
Benefits, Losses and Expenses				
Losses and loss settlement expenses	$	**97,470**	$	91,484
Increase in liability for future policy benefits		**8,236**		10,138
Amortization of deferred policy acquisition costs		**38,081**		34,551
Other underwriting expenses		**22,348**		21,994
Interest on policyholders' accounts		**9,320**		10,656
Total Benefits, Losses and Expenses	$	**175,455**	$	168,823
Income before income taxes		**29,850**		24,876
Federal income tax expense		**7,457**		5,692
Net income	$	**22,393**	$	19,184

(1) Data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Consolidated Balance Sheet

(In Thousands)		**March 31, 2013**		December 31, 2012
Total invested assets:				
Property and casualty segment	$	**1,378,188**	$	1,343,295
Life insurance segment		**1,685,171**		1,701,068
Total cash and investments		**3,165,307**		3,151,829
Total assets		**3,724,690**		3,694,653
Future policy benefits and losses, claims and loss settlement expenses	$	**2,455,601**	$	2,470,087
Total liabilities		**2,966,548**		2,965,476
Net unrealized investment gains, after-tax	$	**152,710**	$	144,096
Total stockholders' equity		**758,142**		729,177
Property and casualty insurance statutory capital and surplus [1] [2]	$	**610,638**	$	585,986
Life insurance statutory capital and surplus[2]		**161,099**		158,720

(1) Because United Fire & Casualty Company owns United Life Insurance Company, property and casualty insurance statutory capital and surplus includes life insurance statutory capital and surplus and therefore represents our total consolidated statutory capital and surplus.
(2) Data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Property & Casualty Insurance Financial Results

(In Thousands)	Three Months Ended March 31,			
	2013		2012	
Revenues				
Net premiums written [(1)]	$	**177,119**	$	164,633
Net premiums earned	$	**162,701**	$	146,756
Investment income, net of investment expenses		**10,485**		10,638
Net realized investment gains		**1,029**		1,180
Other income		**12**		100
Total Revenues	$	**174,227**	$	158,674
Benefits, Losses and Expenses				
Losses and loss settlement expenses	$	**92,093**	$	87,310
Amortization of deferred policy acquisition costs		**36,355**		32,413
Other underwriting expenses		**18,415**		17,868
Total Benefits, Losses and Expenses	$	**146,863**	$	137,591
Income before income taxes	$	**27,364**	$	21,083
Federal income tax expense		**6,634**		4,447
Net income	$	**20,730**	$	16,636
GAAP combined ratio:				
Net loss ratio - excluding catastrophes		**53.8%**		49.9%
Catastrophes - effect on net loss ratio		**2.8**		9.6
Net loss ratio		**56.6%**		59.5%
Expense ratio		**33.7**		34.3
Combined ratio		**90.3%**		93.8%
Statutory combined ratio: [(1)]				
Net loss ratio - excluding catastrophes		**54.1%**		50.7%
Catastrophes - effect on net loss ratio		**2.8**		9.6
Net loss ratio		**56.9%**		60.3%
Expense ratio		**33.8**		30.9
Combined ratio		**90.7%**		91.2%

(1) Data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Life Insurance Financial Results

(In Thousands)	Three Months Ended March 31,			
	2013		2012	
Revenues				
Net premiums written [1]	$	**14,114**	$	14,747
Net premiums earned	$	**14,116**	$	14,747
Investment income, net of investment expenses		**15,979**		18,508
Net realized investment gains		**880**		1,614
Other income		**103**		156
Total Revenues	$	**31,078**	$	35,025
Benefits, Losses and Expenses				
Losses and loss settlement expenses	$	**5,377**	$	4,174
Increase in liability for future policy benefits		**8,236**		10,138
Amortization of deferred policy acquisition costs		**1,726**		2,138
Other underwriting expenses		**3,933**		4,126
Interest on policyholders' accounts		**9,320**		10,656
Total Benefits, Losses and Expenses	$	**28,592**	$	31,232
Income before income taxes	$	**2,486**	$	3,793
Federal income tax expense		**823**		1,245
Net income	$	**1,663**	$	2,548

(1) Data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Net Premiums Written by Line of Business

Three Months Ended March 31,		2013		2012
(In Thousands)				
Net Premiums Written				
Commercial lines:				
Other liability [1]	$	**51,948**	$	51,518
Fire and allied lines [2]		**41,484**		35,565
Automobile		**36,192**		34,834
Workers' compensation		**25,768**		21,729
Fidelity and surety		**4,386**		3,988
Miscellaneous		**698**		289
Total commercial lines	$	**160,476**	$	147,923
Personal lines:				
Fire and allied lines [3]	$	**9,143**	$	9,275
Automobile		**5,396**		5,369
Miscellaneous		**222**		234
Total personal lines	$	**14,761**	$	14,878
Reinsurance assumed		**1,882**		1,832
Total	$	**177,119**	$	164,633

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

Net Premiums Earned, Losses and Loss Settlement Expenses and Loss Ratio by Line of Business

Three Months Ended March 31,		2013				2012		
(In Thousands) Unaudited		Net Premiums Earned		Losses and Loss Settlement Expenses Incurred	Loss Ratio	Net Premiums Earned		Losses and Loss Settlement Expenses Incurred	Loss Ratio
Commercial lines									
Other liability	$	45,329	$	20,697	45.7 %	$	46,120	$ 22,348	48.5%
Fire and allied lines		40,974		18,601	45.4		31,546	25,842	81.9
Automobile		34,958		26,173	74.9		31,609	23,269	73.6
Workers' compensation		19,108		16,363	85.6		15,609	5,492	35.2
Fidelity and surety		4,759		294	6.2		4,297	(44)	(1.0)
Miscellaneous		45		614	NM		232	1	0.4
Total commercial lines	$	145,173	$	82,742	57.0 %	$	129,413	$ 76,908	59.4%
Personal lines									
Fire and allied lines	$	10,436	$	6,201	59.4 %	$	10,153	$ 3,618	35.6%
Automobile		5,346		3,195	59.8		5,129	3,136	61.1
Miscellaneous		53		234	NM		222	185	83.3
Total personal lines	$	15,835	$	9,630	60.8 %	$	15,504	$ 6,939	44.8%
Reinsurance assumed	$	1,693	$	(279)	(16.5)%	$	1,839	$ 3,463	188.3%
Total	$	162,701	$	92,093	56.6 %	$	146,756	$ 87,310	59.5%

NM= Not meaningful